FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

                For the month of June 2008                                                                                           Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

 (Address of Principal Executive Office)

                      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):

                      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ☐            No          ☒

                      If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Other Events

     On June 26, 2008, AerCap Holdings N.V. announced the closing of a $1 billion aircraft securitization.

Exhibits

99.1         AerCap Holdings N.V. Press Release

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Klaus Heinemann
Name:	Klaus Heinemann
Title:	Authorized Signatory

Date:  June 27, 2008

EXHIBIT INDEX

99.1                           AerCap Holdings N.V. Press Release.